July 30, 2014

Via E-mail

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Boomerang Systems, Inc.
Schedule TO-I
Filed July 11, 2014
File No. 005-40549

Dear Mr. Orlic,

Boomerang Systems, Inc. (referred to as “we,” “us,” “Boomerang” or the “Company”), hereby transmits via EDGAR for submission to the Securities and Exchange Commission (the “Commission”) the amended (i) Exhibit (a)(1)(A) Offer to Exchange (the “Amended Offer to Exchange”), (ii) Exhibit (a)(1)(B) Election to Participate (the “Amended Election to Participate”) and (iii) Exhibit (a)(1)(E) Letter to Holders (the “Amended Letter to Holders” and, together with the Amended Offer to Exchange and the Amended Election to Participate, the “Amended Exhibits”) with respect to Boomerang’s exchange offer on Schedule TO, originally filed with the Commission on July 11, 2014 (the “Original Filing”). The Amended Exhibits have been revised in response to the comments of the Staff of the Office of Mergers and Acquisitions (the “Staff”) of the Commission contained in your letter (the “Comment Letter”) dated July 21, 2014. In connection with this letter and the filing of the Amended Exhibits, we are sending to the Commission, by overnight courier, a courtesy copy of the Amended Exhibits marked to show changes from the Schedule TO and exhibits as submitted on July 11, 2014 as well as a clean courtesy copy of the Amended Exhibits.

The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Boomerang. Unless otherwise specified, all page numbers referenced in our responses refer to the marked copy of the Amended Exhibits (as distinguished from page references in the Staff’s comments, which refer to the initially filed Schedule TO and exhibits).

General

1. Please disclose the actual number of shares of common stock that will be issued per unit tendered. If that cannot be determined at this time, please advise how you will comply with Rule 13e-4(f)(1)(ii).

The Company has added disclosure regarding the actual number of shares of common stock that will be issued per unit tendered in each of the Amended Offer to Exchange and the Letter to Holders.

2. Please make the disclosure required by Item 1010(c)(4) of Regulation M-A.

The Company has provided the disclosure required by Item 1010(c)(4) of Regulation M-A in the Amended Offer to Exchange (see page 18).

Interests of Directors and Executive Officers; Transactions and Arrangements, page 20

3. Please disclose the percentage of subject securities that are beneficially owned by each person. See Item 1008(a) of Regulation M-A.

The Company has disclosed the percentage of subject securities that are beneficially owned by each person on page 20 of the Amended Offer to Exchange.

Additional Information, page 27

4. We note the disclosure in the final paragraph of this section. The federal securities laws do not authorize incorporation by reference in the manner that this disclosure appears to contemplate. Please revise to indicate that you will disclose material changes to the information previously published, sent or given to security holders promptly in the manner specified in Rule 13e-4(e)(3). See also Rule 13e-4(d)(2).

The Company confirms that all material information required by Schedule TO is disclosed in the Company’s Original Filing, as amended by the Amended Exhibits.

Election to Participate

5. We note the bolded disclosure on page 2. Please confirm that no holder owns notes separate from warrants, or warrants separate from notes. Alternatively, please provide your analysis under Rule 13e-4(f)(8)(i), given that holders cannot tender notes without warrants and vice versa.

The Company confirms that no holder owns notes separate from warrants, or warrants separate from notes.

6. Please advise how you determined that the final three representations set forth on page 3 are consistent with Rule 13d-4(f)(8)(i).

The Company has removed the final three representations from page 3 in the Amended Election to Participate.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark R. Patterson
Boomerang Systems, Inc.
By: Mark R. Patterson
Title: Chief Executive Officer

cc: Brad Shiffman, Esq.